

09042590

09.9
10/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section

OCT – 6 2009

Washington, DC

| SEC FILE NUMBER |
| --- |
| 8- 52394 |

FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING    01/01/08    AND ENDING   12/31/08  (RESTATED)
                                    MM/DD/YY                       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WATKINS FINANCIAL SERVICES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

722 W SHEPARD LANE, SUITE 103
                              (No. and Street)

| FARMINGTON | UT | 84025 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER M WATKINS                                  (801) 451-6367
                                                       (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAINES GOODWIN & CO PC
                    (Name – if individual, state last, first, middle name)

| 136 EAST SOUTH TEMPLE, SUITE 825, SALT LAKE CITY | UT | 84111 |
| --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)

AD
10/30

# OATH OR AFFIRMATION

I, _____CHRISTOPHER M WATKINS_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____WATKINS FINANCIAL SERVICES INC_____, as of _____DECEMBER 31_____, 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



a professional corporation

# WATKINS FINANCIAL SERVICES, INC.

Independent Accountant's Audit Report
December 31, 2008 (RESTATED) and 2007

# CONTENTS



a professional corporation

## Independent Accountant's Audit Report

To the Shareholders and Board of Directors of
Watkins Financial Services, Inc.

We have audited the accompanying balance sheets of Watkins Financial Services, Inc. as of December 31, 2008 and 2007, and the related statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watkins Financial Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying "additional information" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rules 15c3-1 and 17a5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



As discussed in Note 5 of the financial statements, management accrued a contribution to its employer sponsored simplified employee pension (SEP) plan in the amount of $ 43,894 as December 31, 2008. On September 8, 2009 Management elected not to contribute the SEP plan for the year ended December 31, 2008.

*Daines Goodwin & Co. P.C.*

Salt Lake City, Utah

February 4, 2009, except for Note 5, as to which the date is September 8, 2009

# Watkins Financial Services, Inc.

## Balance Sheets

|  | RESTATED December 31, 2008 | December 31, 2007 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash | $ 114,647 | $ 28,639 |
| Receivables from customers | 58,017 | 62,128 |
| Total current assets | 172,664 | 90,767 |
| Property and equipment, net (Note 2) | 6,182 | - |
| Total assets | $ 178,846 | $ 90,767 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 6,466 | $ 7,778 |
| Accrued liabilities | 7,969 | 49,334 |
| Total current liabilities | 14,435 | 57,112 |
| Subordinated debt to stockholder | 10,000 | 10,000 |
| Total liabilities | 24,435 | 67,112 |
| Shareholders' equity: | | |
| Common stock - $ 0.10 par value; 1,000 authorized shares, 1,000 shares issued and outstanding | 100 | 100 |
| Additional paid-in capital | 28,900 | 28,900 |
| Retained earnings (accumlateed deficit) | 125,411 | (5,345) |
| Total equity | 154,411 | 23,655 |
| Total liabilities & shareholders' equity | $ 178,846 | $ 90,767 |

The accompanying notes are an integral part of these financial statements

# Watkins Financial Services, Inc.

## Statements of Operations

| | RESTATED For the year ended December 31, 2008 | | For the year ended December 31, 2007 | |
|---|---|---|---|---|
| Revenues - commissions | $ | 761,966 | $ | 805,113 |
| General and administrative expenses | | 631,702 | | 797,714 |
| Income from operations | | 130,264 | | 7,399 |
| Other income (expense): | | | | |
| Interest and dividends | | 492 | | 1,362 |
| Net income | $ | 130,756 | $ | 8,761 |

The accompanying notes are an integral part of these financial statements

# Watkins Financial Services, Inc.

## Statements of Shareholders' Equity

| | Common Stock | | Additional Paid-In Capital | (Accumulated) (Deficit) Retained Earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance, January 1, 2007 | 1,000 | $ 100 | $ 28,900 | $ (14,106) | $ 14,894 |
| Net income | | | | 8,761 | 8,761 |
| Balance, December 31, 2007 | 1,000 | 100 | 28,900 | (5,345) | $ 23,655 |
| Net income RESTATED | | | | 130,756 | 130,756 |
| Balance, December 31, 2008 RESTATED | 1,000 | $ 100 | $ 28,900 | $ 125,411 | $ 154,411 |

The accompanying notes are an integral part of these financial statements

# Watkins Financial Services, Inc.

## Statements of Changes in Subordinated Borrowings

| | RESTATED For the year ended December 31, 2008 | | For the year ended December 31, 2007 | |
|---|---|---|---|---|
| Subordinated borrowings, beginning of year | $ | 10,000 | $ | 10,000 |
| Increases | | - | | - |
| Decreases | | - | | - |
| Subordinated borrowings, end of year | $ | 10,000 | $ | 10,000 |

# Watkins Financial Services, Inc.

## Statements of Cash Flows

| | RESTATED<br>December 31,<br>2008 | December 31,<br>2007 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | $ 130,756 | $ 8,761 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation expense | 443 | - |
| Change in assets and liabilities: | | |
| Increase in: | | |
| Accounts receivable | 4,112 | (1,529) |
| Increase in: | | |
| Accounts payable | (1,312) | 766 |
| Accrued liabilities | (41,365) | 5,552 |
| Net cash provided (used) by operating activities | 92,634 | 13,550 |
| **Cash flows from investing activities:** | | |
| Purchase of fixed assets | (6,626) | - |
| **Cash flows from financing activities:** | - | - |
| Net increase (decrease) in cash | 86,008 | 13,550 |
| Cash beginning of year | 28,639 | 15,089 |
| Cash at end of year | $ 114,647 | $ 28,639 |

The accompanying notes are an integral part of these financial statements

# WATKINS FINANCIAL SERVICES, INC.

## Notes to Financial Statement

1.  **Summary of Significant Accounting Policies**

    **Nature of operations**

    Watkins Financial Services, Inc. (the "Company") was incorporated in the state of Utah on January 7, 2000, for the purpose of operating a broker dealer business. All issued shares of the Company's common stock are held by one shareholder (the shareholder).

    The Company's accounting policies reflect practices of the financial services industry and conform to generally accepted accounting principles. The following policies are considered to be significant:

    **Revenue and cost recognition**

    Revenues are recognized as follows:

    - *Commissions*: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

    - *Securities Transactions*: Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

    **Income taxes**

    The Company has elected, with the consent of its shareholders, to be taxed as an "S" corporation under the Internal Revenue Service Code Section 1362. An "S" Corporation does not generally pay income taxes, but instead, its shareholders are taxed on the Company's income. Therefore these statements will not include any provision for corporate income tax.

    **Use of estimates**

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    **Cash and cash equivalents**

    For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

# WATKINS FINANCIAL SERVICES, INC.

## Notes to Financial Statement

1.  **Summary of Significant Accounting Policies (continued)**

    **Property and equipment**

    Property and equipment is stated at cost. Depreciation is provided using straight-line methods over the estimated useful lives of the assets.

    **Accounts receivable**

    No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are all collectible at December 31, 2008.

    **Fair value of financial instruments**

    The fair value of financial instruments including cash, marketable securities, contracts receivable, accounts payable, accrued liabilities, and notes payable approximate book values at December 31, 2008.

    **Concentrations of credit risk**

    The Company provides consulting and brokerage services to corporations, pension and retirement funds, and individuals in the United States. Substantially all revenues and receivables relate to providing services to these entities and individuals.

    Although the Company is directly affected by the economy, management does not believe significant credit risk exists at December 31, 2008.

    The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

2.  **Property and Equipment**

    |                                | December 31, 2008 | December 31, 2007 |
    | ------------------------------ | ----------------- | ----------------- |
    | Office equipment               | $        2,236    | $        2,236    |
    | Funiture and fixtures          | 6,625             | -                 |
    | Total property and equipment   | 8,861             | 2,236             |
    | Accumulated depreciation       | (2,679)           | (2,236)           |
    | Property and equipment, net    | $        6,182    | $          -      |

    Depreciation charges for property and equipment was $ 443 for 2008 and zero and 2007.

# WATKINS FINANCIAL SERVICES, INC.

## Notes to Financial Statement

### 3. Related Party Transactions

The Company has subordinated debt to a shareholder in the amount of $10,000. The debt is due September 30, 2010, and has an interest rate of zero %. The debt is subordinated to all other liabilities.

The Company provides services for individuals and entities that are related to the shareholder of the Company. The Company had $ 624,326 and $634,154 or 82% and 79% of its revenue from these individuals and entities for the years ended December 31, 2008 and 2007, respectively.

### 4. Fair Value of Financial Instruments

None of the Company's financial instruments are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2008 and 2007 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

### 5. Restatement of previously issued financial statements

Management accrued a contribution to its employer sponsored simplified employee pension (SEP) plan in the amount of $ 43,894 as December 31, 2008. On September 8, 2009 Management elected not to contribute the SEP plan for the year ended December 31, 2008.

The financial statements have been restated to reflection this correction.

The effect of the correction on results of operations for the above mentioned financial statements is as follows:

|  | For the Year Ended December 31, 2008 |
|---|---|
| Net Income |  |
| As previously reported | $ 86,862 |
| As restated | $ 130,756 |

# WATKINS FINANCIAL SERVICES, INC.

## Notes to Financial Statement

5. **Restatement of Previously Issued Financial Statements (Continued)**

The effect of correction on retained earnings and significant assets and liability accounts are as follows:

|  | | December 31, 2008 |
|---|---|---|
| Retained Earnings | | |
| As previously reported | $ | 81,517 |
| As restated | $ | 125,411 |
| | | |
| Accrued Liabilities | | |
| As previously reported | $ | 51,863 |
| as restated | $ | 7,969 |

ADDITIONAL INFORMATION

# Watkins Financial Services, Inc.

**Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission**

|  | RESTATED December 31, 2008 | December 31, 2007 |
|---|---|---|
| Total equity | $ 154,411 | $ 23,655 |
| Add: Subordinated borrowing allowable in computation of net capital | 10,000 | 10,000 |
| Less: Non-allowable assets | (8,382) | (1,155) |
| Net capital | 156,029 | 32,500 |
| Minimum debt capital required | 5,000 | 5,000 |
| Excess net capital | 151,029 | 27,500 |
| Net capital @ 100% | $ 156,029 | $ 32,500 |
| Ratio of aggregate indebtedness to net capital | .09 to 1 | 1.76 to 1 |

There are no material differences between the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements of Rule 15c3-1.

See accompanying notes to financial statements

## Report on Internal Control
### Structure Required by Rule 17a-5
### of the Securities and Exchange Commission

Board of Directors
Watkins Financial Services, Inc.

In planning and performing our audit of the financial statements of Watkins Financial Statements, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Watkins Financial Services, Inc. for the year ended December 31, 2008. Due primarily to the limited number of personnel working for the Company and performing accounting related functions, we noted a lack of segregation of duties exists between accounting for assets and access to those assets. A lack of segregation of duties increases the likelihood that intentional or unintentional errors could occur and not be detected in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

*Pinnock Browning & Co. P.C.*

Salt Lake City, Utah

February 4, 2009, except for Note 5, as to which the date is September 8, 2009